

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 26, 2007

<u>Via U.S. Mail and Fax (203) 854-9601</u>
Mr. Joseph Espeso
Chief Financial Officer
Bolt Technology Corporation
Four Duke Place
Norwalk, CT 06854

      Re: Bolt Technology Corporation
                  Form 10-K for the Fiscal Year Ended June 30, 2006
                  Filed September 28, 2006
                  File No. 1-12075

Dear Mr. Espeso:

We have reviewed your Form 10-K for the Fiscal Year Ended June 30, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended June 30, 2006

Note 1 – Description of Business and Significant Accounting Policies
Revenue Recognition and Warranty Costs, page F-6

1. We note one of the criteria in which revenue is recognized includes no significant contingencies exist related to the sale. Tell us and disclose more specifically what type of contingency could exist in which revenue would still be recognized under your policy.

Note 2 – Goodwill, page F-10

2. We note that you utilized an independent valuation company to conduct your goodwill impairment tests. While you are not required to make reference to this independent valuation, when you do, you should also disclose the name of the expert and include the consent of the expert as required by Item 601(a)(23) of Regulation S-K. If you decide to delete your reference to the independent valuation, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuation. Please revise to comply with this comment.

Certification – Exhibits 31.1 and 31.2

3. In future filings, please remove the person's title in the first sentence of the certification to comply with Item 601(a)(31) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Sr. Assistant Chief

Accountant